FINANCIAL STATEMENTS

ACREX VENTURES LTD.

(An Exploration Stage Company)

VANCOUVER, BRITISH COLUMBIA, CANADA

DECEMBER 31, 2005, 2004 AND 2003

1.  AUDITORS’ REPORT

2.  STATEMENTS OF LOSS AND DEFICIT

3.  BALANCE SHEETS

4.  STATEMENTS OF STOCKHOLDERS' EQUITY

5.  STATEMENTS OF CASH FLOWS

6.  NOTES TO FINANCIAL STATEMENTS

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of ACREX Ventures Ltd.

We have audited the accompanying balance sheets of ACREX Ventures Ltd. (An Exploration Stage Company) as at December 31, 2005 and 2004 and the statements of loss and deficit, stockholders' equity and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	“Amisano Hanson”
April 7, 2006	Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern.  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has reported recurring losses, is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable which raises substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the shareholders dated April 7, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada	“Amisano Hanson”
April 7, 2006	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE: 604-689-0188
VANCOUVER CANADA	FACSIMILE: 604-689-9773
V6C 2T7	E-MAIL: amishan@telus.net

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF LOSS AND DEFICIT

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

	2005	2004	2003
EXPENSES
Management fees - Note 7	$138,000	138,000	86,000
Stock-based compensation - Note 6	73,884	-	112,000
Legal - Note 7	53,802	59,793	64,311
Office and general	37,102	40,700	28,884
Consulting – Note 7	400	9,202	44,290
Promotion and travel	41,785	31,199	29,780
Accounting	33,630	35,700	36,798
Advertising	23,432	41,213	3,114
Investor relations	61,419	23,677	25,933
Filing fees	23,065	6,244	14,718
Rent	10,680	12,502	14,400
Transfer agent fees	9,151	7,888	7,192
Insurance	2,500	500	2,188
Business investigation costs	-	-	5,699
Gain on sale of interest in mineral property	(94,999)	(12,049)	-
Loss on termination of mineral property option	97,383	-	-
	(511,234)	(394,569)	(475,307)
Net loss before other items and income taxes	(511,234)	(394,569)	(475,307)
OTHER ITEMS
Interest income	9,444	10,631	22,028
Write-down of marketable securities	(30,500)	(25,409)	-
	(21,056)	(14,778)	22,028
Net loss before income taxes	(532,290)	(409,347)	(453,279)
Future income tax recovery	22,263	-	-
NET LOSS	(510,027)	(409,347)	(453,279)
Deficit, beginning of year	(3,781,690)	(3,372,343)	(2,919,064)
DEFICIT, end of year	$(4,291,717)	(3,781,690)	(3,372,343)
NET LOSS PER SHARE - BASIC / DILUTED	$(0.03)	(0.03)	(0.05)
WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	17,585,434	13,168,301	9,866,402

ACREX Ventures Ltd.

(An Exploration Stage Company)

BALANCE SHEETS

December 31, 2005 and 2004

Expressed in Canadian dollars

	2005	2004
ASSETS
Current
Cash and short-term investments	$408,332	229,231
Marketable securities, at market (cost: $71,909; 2004: $41,909)	16,000	16,500
Other receivables	11,667	16,230
Total current assets	435,999	261,961
Mineral properties - Note 3	1,152,693	1,054,344
Total assets	$1,588,692	1,316,305
LIABILITIES
Current
Accounts payable and accrued expenses - Note 7	$33,306	54,712
Total liabilities	33,306	54,712
STOCKHOLDERS' EQUITY
Share capital - Notes 4 and 10	5,629,706	4,931,283
Contributed surplus - Note 5	217,397	112,000
Deficit	(4,291,717)	(3,781,690)
Total stockholders' equity	1,555,386	1,261,593
Total liabilities and stockholders' equity	$1,588,692	1,316,305

Nature and Continuance of Operations - Note 1

Commitments - Notes 3, 4 and 6

Subsequent Events – Note 10

APPROVED ON BEHALF OF THE BOARD:

“Malcolm Powell”	“Carl Jonsson”
Director	Director

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

	Common Stock		Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
Balance, December 31, 2002	8,038,616	$ 3,876,123	$ -	$(2,919,064)	$ 957,059
2003
Common stock issued for:
Cash (net of issue costs of $124,420)	5,029,000	977,960	-	-	977,960
Finder's fee	100,000	25,000	-	-	25,000
Stock-based compensation	-	-	112,000	-	112,000
Net loss	-	-	-	(453,279)	(453,279)
Balance, December 31, 2003	13,167,616	4,879,083	112,000	(3,372,343)	1,618,740
2004
Common stock issued for:
Cash (net of issue costs of $10,300)	250,000	52,200	-	-	52,200
Net loss	-	-	-	(409,347)	(409,347)
Balance, December 31, 2004	13,417,616	4,931,283	112,000	(3,781,690)	1,261,593
2005
Common stock issued for:
Cash (net of issue costs of $101,962)	6,587,500	736,568	-	-	736,568
Mineral properties	100,000	14,000	-	-	14,000
Agent’s fee	10,875	1,631	-	-	1,631
Agents’ options and warrants	-	(31,513)	31,513	-	-
Future income taxes on
expenditures renounced to
shareholders	-	(22,263)	-	-	(22,263)
Stock-based compensation	-	-	73,884	-	73,884
Net loss	-	-	-	(510,027)	(510,027)
Balance, December 31, 2005	20,115,991	$ 217,397	$ 217,397	$(4,291,717)	$ 1,555,386

ACREX Ventures Ltd.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

	2005	2004	2003
OPERATIONS
Net loss	$(510,027)	(409,347)	(453,279)
Add (deduct) items not involving cash:
Loss on termination of mineral property option	97,383	-	-
Write-down of marketable securities	30,500	25,409	-
Stock-based compensation	73,884	-	112,000
Future income tax recovery	(22,263)	-	-
Gain on sale of interest in mineral property	(94,999)	(12,049)	-
Changes in non-cash working capital balances:
Decrease (increase) in other receivables	4,563	36,246	(22,462)
Increase (decrease) in accounts payable and accrued expenses	(21,406)	(44,271)	83,529
Cash used in operations	(442,365)	(404,012)	(280,212)
FINANCING
Shares issued	738,199	52,200	977,960
Cash provided by financing	738,199	52,200	977,960
INVESTING
Proceeds on sale of mineral properties	65,000	5,000	15,000
Increase in mineral properties	(181,733)	(452,311)	(232,591)
Purchase of marketable securities	-	(6,659)	-
Cash used in investing	(116,733)	(453,970)	(217,591)
Increase (decrease) in cash	179,101	(805,782)	480,157
Cash and short-term investments, beginning of year	229,231	1,035,013	554,856
CASH AND SHORT-TERM INVESTMENTS, end of year	$408,332	229,231	1,035,013
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	$-	-	-
Cash paid during the year for income taxes	$-	-	-

Non-cash transactions - Note 9

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

1.  NATURE AND CONTINUANCE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange ("TSX").

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.

At December 31, 2005 the Company was in the process of exploring its principal mineral properties (held under options) and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  At December 31, 2005, the Company had not yet achieved profitable operations, has accumulated losses of $ 4,291,717 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

2.  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and, except as described in Note 12, conform in all material respects with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Marketable securities - Marketable securities are carried at the lower of cost or market value

.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties - The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment”  (“CICA 3061”),  and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee.  CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment.  EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid.  Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered.  EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.  However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required.  When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets  (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets.  CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment.  Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

The Company is an exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and the Securities and Exchange Commission Act Guide 7.  The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced.  All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Asset Retirement Obligations - The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset.  The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset.  At December 31, 2005, the fair value of the mineral properties’ site restoration costs are not significant.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

2.  SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation – The Company has a stock option plan which is described in Note 6.  The Company follows the recommendations of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  In accordance with these recommendations, stock options are recorded at their fair value on the date of grant as compensation expense, and agents’ options and warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs.  On the exercise of stock options and agents’ options and warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

Loss per share - The Company uses the “treasury stock method” in computing earnings per share.  Under this method, basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year.

For the years ended December 31, 2005, 2004 and 2003 the existence of warrants and options affects the calculation of loss per share on a fully diluted basis.  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Financial instruments - The Company's financial instruments consist of cash and short-term investments, marketable securities, other receivables and accounts payable and accrued expenses. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments and that their fair values approximate their carrying values, unless otherwise noted.

Flow-through shares - The Company has financed a portion of its exploration activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related exploration expenditures are renounced to subscribers.  To recognize the foregone future tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the expenditures  renounced to subscribers.

The Company follows the recommendations of the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) with respect to flow-through shares, as outlined in EIC-146.  The application of EIC-146 requires the recognition of the foregone tax benefit on the date the Company renounces the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  The recommendations apply to all flow-through share transactions initiated after March 19, 2004.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

3.  MINERAL PROPERTIES

December 31, 2004:

		Raglan
	Michaud	Ungava	Total
Acquisition costs
Balance, beginning of year	$25,000	$4,952	$29,952
Reduction in cost due to sale of interest	-	(4,952)	(4,952)
Balance, end of year	25,000	-	25,000
Exploration costs
Balance, beginning of year	577,032	-	577,032
Drilling	272,643	-	272,643
Support	76,246	-	76,246
Consulting	70,461	-	70,461
Assays	27,517	-	27,517
Field vehicles	2,750	-	2,750
Core facilities	2,200	-	2,200
Surveying and line cutting	495	-	495
Balance, end of year	1,029,344	-	1,029,344
	$1,054,344	$-	$1,054,344

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

3.  MINERAL PROPERTIES (continued)

December 31, 2005:

			Spanish
	Michaud	Referendum	Mountain	Total
Acquisition costs
Balance, beginning of year	$25,000	$-	$-	$25,000
Acquisition fees	-	13,500	10,500	24,000
Less: termination of
mineral property option	-	(13,500)	-	(13,500)
Balance, end of year	25,000	-	10,500	35,500
Exploration costs
Balance, beginning of year	1,029,344	-	-	1,029,344
Drilling	52,206	47,771	-	99,977
Consulting	7,019	20,241	2,977	30,237
Surveying and linecutting	5,784	5,553	4,336	15,673
Assays	5,504	4,062	5,112	14,678
Other	1,681	6,256	3,230	11,167
Less: termination of
mineral property option	-	(83,883)	-	(83,883)
Balance, end of year	1,101,538	-	15,655	1,117,193
	$1,126,538	$-	$26,155	$1,152,693

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 (“Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”), the Company acquired an option to earn interests in 56 mineral claims in the Michaud Township, Ontario, Canada (the “Property”).  The Property is divided into two areas.

Pursuant to the Agreement the Company could have earned a 60% interest in the first area by expending a minimum of $1,000,000 on exploration of the area by May 15, 2005 and completing a bankable feasibility study on the area by May 15, 2007. The Company was required to give notice to Moneta by December 31, 2004 of its intention to conduct further exploration on this area. The notice was not provided and as a result the Company lost all of its rights to earn any interest in the first area.

During 2004 the Company fulfilled the requirements to earn a 50% interest in the second area. On November 26, 2004, the Company entered into a Joint Venture Agreement with Moneta to engage in the exploration, development and mining of the second area. The agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.

In order to earn an additional 20% interest in the second area the Company was required to give notice to Moneta by December 31, 2004 of its intent to expend a minimum of $2,750,000 on exploration of the property by May 15, 2007. The Company decided to not give such notice and as a result relinquished the right to earn the additional 20% in the second area.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

3.  MINERAL PROPERTIES (continued)

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

The Company may earn the interest by making cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payments	Issuances
July 25, 2005 (completed)	$ 5,000	50,000
April 25, 2006	5,000	-
July 25, 2006	10,000	50,000
July 25, 2007	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	-
	$ 100,000	200,000

In addition, 200,000 shares of the Company are to be issued upon receipt of a positive feasibility study.

The Agreement is subject to a 3% net smelter return (“NSR”). The Company has the right to purchase 66.67% of the NSR for $1,000,000 upon commencement of commercial production of the property.

Referendum claims, British Columbia, Canada - On February 10, 2005, the Company entered into an Option Agreement to acquire a 100% interest in the Referendum gold-copper property, consisting of 15 mineral claims covering approximately 850 hectares in the Nelson mining division in British Columbia, Canada.

The Company terminated its option on the Referendum claims on August 5, 2005 and wrote off the related costs totalling $97,383.

Raglan Ungava claims, Quebec, Canada - On May 12, 2003, the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

In 2003 the Company granted Resolve Ventures Inc. ("Resolve") an option to acquire a 70% interest in the claims. Pursuant to the option, Resolve made cash payments to the Company of $20,000 and issued 150,000 Resolve shares.

On July 24, 2005, the Company sold 100% of its interest in these claims to Resolve for a further cash payment of $65,000 and an additional 500,000 common shares of Resolve. The Company will retain a three percent net smelter royalty on these claims.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

4.  SHARE CAPITAL

On November 16, 2004 the shareholders of the Company passed a special resolution providing that the articles of the Company be altered by canceling the existing articles and creating and adopting of new articles. Included in the new articles was an amendment to allow an increase of authorized share capital to an unlimited number of common voting shares without par value.

The following share transactions occurred during the years ended December 31, 2005 and 2004:

(i)  On October 18, 2005, the Company issued 650,000 units at $0.12 per unit for gross proceeds of $78,000 pursuant to a non-brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.18 until October 18, 2006.

(ii)  On May 16, 2005, the Company issued 4,336,500 units at $0.12 per unit for gross proceeds of $520,380 pursuant to a brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.18 until May 16, 2006. The agent received a commission of $52,038 and an option to acquire 520,380 units at $0.12 per unit until May 16, 2006. The Company has recognized a share issue cost of $23,996 as the fair value of the agents’ options.

(iii)  On March 24, 2005, the Company issued 1,200,000 units at $0.15 per unit for gross proceeds of $180,000 pursuant to a brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 until March 24, 2006. The agents received fees and commissions of $15,400, 10,875 common shares and 190,875 warrants exercisable at $0.15 until March 24, 2006. The Company has recognized a share issue cost of $7,517 as the fair value of the agents' warrants.

(iv)  On March 10, 2005, the Company issued 401,000 units at $0.15 per unit for gross proceeds of $60,150 pursuant to a non-brokered private placement. Each unit consisted of one common share and one-half common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 until March 10, 2006.

(v)  On December 31, 2004, the Company issued 250,000 units for proceeds of $62,500 pursuant to a brokered private placement.  Each unit consisted of one flow-through share and one-half share purchase warrant.  One full warrant entitled the holder to acquire a non flow-through common share at a price of $0.25 until December 30, 2005. The agent was paid a commission of $5,000, an administration fee of $5,000, and was issued 37,500 agent's warrants. The agent's warrants had the same terms as the warrants issued to the placees.

Escrow shares - No shares (2004: 192,511) were held in escrow as of December 31, 2005.  Escrow shares were released semi-annually on a pro-rata basis, with the final release occurring on May 21, 2005.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

4.  SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

	Outstanding			Outstanding
Exercise	December 31,			December 31,
Price	2004	Issued	(Expired)	2005	Expiry date
$0.28	2,431,800	-	(2,431,800)	-	April 30, 2005
$0.25	162,500	-	(162,500)	-	December 30, 2005
$0.20	-	200,500	-	200,500	March 10, 2006
$0.20	-	600,000	-	600,000	March 24, 2006
$0.15	-	190,875	-	190,875	March 24, 2006
$0.18	-	2,428,440	-	2,428,440	May 16, 2006
$0.18	-	325,000	-	325,000	October 18, 2006
	2,594,300	3,744,815	(2,594,300)	3,744,815

5.  CONTRIBUTED SURPLUS

	2005	2004
Balance - beginning of year	$112,000	112,000
Stock-based compensation - Note 6	73,884	-
Agents’ options and warrants	31,513	-
Balance - end of year	$217,397	112,000

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

6.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding at December 31, 2005 under the Company’s stock option plan:

Exercise	Number	Number	Expiry date
Price	Outstanding	Exercisable
$0.30	600,000	600,000	June 3, 2007
$0.28	565,000	565,000	November 4, 2008
$0.12	150,000	75,000	May 17, 2010
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
	2,000,000	1,925,000

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange.  Options vest immediately when granted and expire five years from the date of the grant, unless the Board establishes more restrictive terms.

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the corporation.

A summary of the changes in the Company's stock options for the years ended December 31, 2005 and 2004 is presented below:

	2005			2004
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of year	1,305,000	$0.29	1,305,000	$0.29
Granted	835,000	0.12	-	-
Cancelled or expired	(140,000)	0.30	-	-
Agents’ options	520,380	0.12	-	-
Outstanding, end of year	2,520,380	$0.22	1,305,000	$0.29

As described in Note 2, the Company follows the recommendations of the Canadian Institute of Chartered Accountants with respect to stock-based compensation. The Company uses the Black-Scholes option pricing model to value stock options. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  The model requires management to make estimates which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

6.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (continued)

During the year ended December 31, 2005, a compensation charge associated with stock options granted to directors and a consultant of the Company in the amount of $73,884 (2004: $Nil; 2003: $112,000) was recognized in the financial statements. For purposes of the calculation, the following assumptions were used under the Black-Scholes model:

	2005	2004	2003
Risk-free interest rate	3.37%	-	3%
Expected dividend yield	0%	-	0%
Expected stock price volatility	122%	-	118%
Expected life	4.28 years	-	3 years

The grant-date fair value of options granted during the year ended December 31, 2005 was $0.09.  There were no options granted during the year ended December 31, 2004.

7.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $53,802 (2004: $48,950; 2003: $62,252) from a law firm of which a director is a principal of the Company. Accounts payable includes $6,681 (2004: $12,847; 2003: $630) due to the law firm.

The Company incurred management fees of $108,000 (2004: $108,000; 2003: $86,000) and equipment rental charges of $10,063 (2004: $10,068; 2003: $10,068) from a company owned by a director of the Company and management fees of $30,000 (2004: $30,000; 2003:$5,000) from a company owned by another director of the Company.

The Company incurred consulting fees of $Nil (2004: $Nil; 2003: $8,200) charged from a company owned by a director of the Company.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the year ended December 31, 2005, the Company issued 200,000 units for total proceeds of $30,000 to a company owned by a director of the Company.

8.  INCOME TAXES

At December 31, 2005, the Company has accumulated resource deduction expenses totalling $655,003 and non-capital losses totalling $1,767,587 available to reduce taxable income of future years.  The non-capital losses expire as follows:

2007	$ 55,156
2008	91,793
2009	270,556
2010	395,904
2014	445,585
2015	508,593

$ 1,767,587

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

8.  INCOME TAXES (continued)

The significant components of the Company’s approximate future income tax assets (liabilities), at an average corporate tax rate of 35%, are as follows:

	2005	2004
Non-capital losses	$ 619,000	$ 448,000
Resource property costs	(174,000)	(149,000)
Share issue costs	60,000	53,000

	$ 505,000	$ 352,000

The potential income tax benefit of these losses and expenses have not been recorded in the financial statements due to the uncertainty of realization.

9.  NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

During the year ended December 31, 2005, the following transactions were excluded from the statement of cash flows:

i)

The Company issued 100,000 shares at a value of $14,000 for mineral properties, and

ii)

The Company issued 10,875 common shares at a value of $1,631 as agent's fees.

iii)

The Company received 500,000 common shares of Resolve Ventures Inc. at a value of $30,000 as partial consideration for the sale of the Raglan Ungava claims (Note 3).

During the year ended December 31, 2004, the following transaction was excluded from the statements of cash flows: The Company received the second of three scheduled payments, consisting of $5,000 in cash and $12,000 in shares of the purchaser, in connection with the optioning of a partial interest in the Raglan Ungava mineral claims. The non-cash portion of this payment was excluded from the statements of cash flows.

During the year ended December 31, 2003, the following transactions were excluded from the statement of cash flows:

i)

The Company optioned a partial interest in the Raglan Ungava mineral claims and received the first of three   scheduled payments, consisting of $15,000 in cash and $23,250 in shares of the purchaser. The non-cash portion of this payment, as well as the issuance of 100,000 shares with a fair value of $25,000 as a finder's fee, were excluded from the statements of cash flows.

ii)

The Company issued 35,000 common shares as agent's fees.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

10.  SUBSEQUENT EVENTS

Subsequent to December 31, 2005:

(i)

the Company signed a Letter of Intent with a prospector, giving the Company the right to negotiate option agreements on large parcels of mineral claims covering a total of approximately 25,000 hectares in the Central Cariboo area of British Columbia.  The Company obtained the right by paying the filing costs of the respective claims.

(ii)

341,125 shares were issued pursuant to the exercise of stock purchase warrants at $0.15 - $0.20 per share for total proceeds of $58,182.

(iii)

23,250 shares were issued pursuant to the exercise of agent’s options at $0.12 per share for total proceeds of $2,790.

(iv)

675,250 stock purchase warrants expired unexercised.

11. COMPARATIVE FIGURES

Certain figures as at December 31, 2004 and for the year then ended have been reclassified to conform with the presentation adopted for the current year.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:

Marketable securities – Under Canadian GAAP marketable securities are carried at the lower of cost or fair value, with unrealized holding losses included in earnings.  Under U.S. GAAP, the Company’s marketable securities are classified as “trading securities” as they are held primarily for sale in the near term. Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings.  Because of the unrealized holding losses, there is no adjustment required under US GAAP.

Mineral properties - Under Canadian GAAP, acquisition and exploration costs are capitalized.  Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established.

Under U.S. GAAP, mineral properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed as there are no capitalized properties for U.S. GAAP purposes.

Flow-through shares - Under U.S. GAAP, proceeds from the issuance of flow-through shares are allocated amongst the fair value of the stock issued and the price the investor pays.  The difference between the fair value and the price paid is recognized as a liability for accounting purposes.  The liability is relieved and the corresponding future tax liability is recorded when the Company renounces its exploration expenditures to the flow-through share investors.

During the year ended December 31, 2004, the Company issued 250,000 flow-through shares for total proceeds of $62,500. As of December 31, 2004, none of the flow-through funds raised had been renounced, resulting in a year end liability of $7,500.  During the year ended December 31, 2005, the Company renounced the $62,500 and as at December 31, 2005 there was no remaining liability.

Additionally, under U.S. GAAP proceeds from the sale of flow-through shares would be classified as restricted cash until the expenditure actually occurs.  As at December 31, 2005, for U.S. GAAP purposes, $Nil (2004: $62,500, 2003:$Nil) would have been restricted.

Net earnings per share and escrow shares - Under U.S. GAAP, performance-based escrow shares are considered to be contingently issuable until the performance criteria has been satisfied and are excluded from the computation of the weighted average of shares outstanding.   The Company's escrow shares are not performance-based and therefore no adjustments have been made to the calculation of earnings per share.

On November 2, 2001, the Company entered into an escrow agreement with certain of its shareholders in respect of their 1,283,415 shares. The shares were being released from escrow on a pro-rata basis at 15% semi-annually, with the final release occurring on May 21, 2005.

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of losses reported to U.S. GAAP:

	2005	2004	2003
Net loss as reported in accordance
with Canadian GAAP	$(510,027)	(409,347)	(453,279)
Adjustments:
Mineral property costs expensed	(98,349)	(447,360)	(219,341)
Future income tax benefit related to flow-through shares	(14,763)	-	8,469
Net loss under U.S. GAAP	$(623,139)	(856,707)	(664,151)
Net loss per share under U.S. GAAP	$(0.04)	(0.06)	(0.07)

Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	2005	2004
Total assets under Canadian GAAP	$1,588,692	1,316,305
Adjustments to U.S. GAAP – mineral properties	(1,152,693)	(1,054,344)
Total assets under U.S. GAAP	$435,999	261,961
Total liabilities under Canadian GAAP	$33,306	54,712
Adjustments to U.S. GAAP – flow - through shares	-	7,500
Total liabilities under U.S. GAAP	$33,306	62,212
Total stockholders' equity under Canadian GAAP	$1,555,386	1,261,593
Adjustments to U.S. GAAP	(1,152,693)	(1,061,844)
Total equity under U.S. GAAP	$402,693	199,749
Total equity and liabilities under U.S. GAAP	$435,999	261,961

ACREX Ventures Ltd.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

Expressed in Canadian dollars

12.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Reconciliation of statements of cash flows to U.S. GAAP:

	2005	2004	2003
Cash used in operating activities under Canadian GAAP	$(442,366)	(404,012)	(280,212)
Adjustments to U.S. GAAP:
Mineral property costs expensed	(98,349)	(447,360)	(219,341)
Cash used in operating activities under U.S. GAAP	$(540,715)	(851,372)	(499,553)
Cash used in investing activities under Canadian GAAP	$(116,732)	(453,970)	(217,591)
Adjustments to U.S. GAAP:
Mineral property costs expensed	98,349	447,360	219,341
Cash used in investing activities under U.S. GAAP	$(18,383)	(6,610)	1,750
Cash flow from financing activities under Canadian GAAP	$738,199	52,200	977,960
Adjustments to U.S. GAAP:	-	-	-
Cash flow from financing activities under U.S. GAAP	$738,199	52,200	977,960

Under U.S. GAAP the Company must provide a reconciliation of the numerators and the denominators of basic and diluted earnings per share:

	2005	2004	2003
Numerator
Net earnings (loss)	$(623,139)	(856,707)	(664,151)
Denominator
Weighted average number of common shares outstanding	17,585,434	13,168,301	9,866,402
Basic and diluted net earnings (loss) per share	$(0.04)	(0.07)	(0.07)

Diluted net earnings (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants.  As of December 31, 2005, the Company had 2,520,380 (2004: 1,305,000, 2003: 1,305,000) stock options outstanding and 3,744,815 (2004: 2,594,300, 2003: 8,893,733) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive.

Recent pronouncements:

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.